                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        SOMNUS MEDICAL TECHNOLOGIES, INC.
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                                (Name of Issuer)


          COMMON STOCK (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
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                         (Title of Class of Securities)


                                   835397-10-0
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                                 (CUSIP Number)


         TOM MURPHY                     COPY TO:        JOHN T. KRAMER, ESQ.
   CHIEF FINANCIAL OFFICER                              DORSEY & WHITNEY LLP
   GYRUS ACQUISITION, INC.                             PILLSBURY CENTER SOUTH
     C/O GYRUS GROUP PLC                               220 SOUTH SIXTH STREET
  FORTRAN ROAD, ST. MELLONS                            MINNEAPOLIS, MN  55402
       CARDIFF CF3 0LT                               TELEPHONE:  (612) 340-2600
       UNITED KINGDOM
 TELEPHONE:  44 1189 219 750
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   MAY 3, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO.
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
1.       NAME OF REPORTING PERSONS                                       Gyrus Group PLC
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         (ENTITIES ONLY)                                                 Not applicable.

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
                                                                         (b)[ ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS                                                  WC

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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION                             United Kingdom

              NUMBER OF
               SHARES               7.      SOLE VOTING POWER                     0
            BENEFICIALLY
                                    ------------------------------------------------------------------------------
              OWNED BY              8.      SHARED VOTING POWER           2,784,389 (1)
                EACH
                                    ------------------------------------------------------------------------------
              REPORTING             9.      SOLE DISPOSITIVE POWER                0
               PERSON
                                    ------------------------------------------------------------------------------
                WITH                10.     SHARED DISPOSITIVE POWER              0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED                              2,784,389 (1)
         BY EACH REPORTING PERSON

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12.      CHECK IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [ ]

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13.      PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                            13.5% (1) (2)

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14.      TYPE OF REPORTING PERSON                                         CO


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


         (1) 2,784,389 shares of Somnus Common Stock are subject to Stockholder Agreements entered into between Gyrus and each of certain stockholders of Somnus (discussed in Item 6 below). The 2,784,389 shares are comprised of 980,479 issued and outstanding shares of Somnus Common Stock and 1,803,910 shares issuable upon the exercise of options to purchase shares of Somnus Common Stock. Gyrus expressly disclaims beneficial ownership of any of the shares of Somnus Common Stock covered by the Stockholder Agreements. Based on the 20,627,861 shares of Somnus Common Stock outstanding as of May 4, 2001 (as represented by Somnus in the Merger Agreement discussed in Item 4), the number of shares of Somnus Common Stock indicated represents approximately 13.5% of Somnus Common Stock.

         (2) The percentage is based on the 17,355,986 shares of Somnus Common Stock outstanding as of May 4, 2001(as represented by Somnus in the Merger Agreement discussed in Item 4), warrants to purchase 67,500 shares of Somnus Common Stock, and 3,204,375 shares of Somnus Common Stock issuable upon the exercise of options to purchase Somnus Common Stock (including the 1,803,910 shares issuable upon the exercise of options subject to the Stockholder Agreements (discussed in Item 4 below)).

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.001 per share (including the associated preferred stock purchase rights) (the "Somnus Common Stock"), of Somnus Technologies, Inc., a Delaware corporation ("Somnus"). Somnus' principal executive offices are located at 285 N. Wolfe Road, Sunnyvale, CA 94085.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name of Person Filing:

                  Gyrus Group PLC ("Gyrus")

         (b)      Address of Principal Business Office:

                  Fortran Road, St. Mellons
                  Cardiff
                  Wales CF3 0LT

         (c)      Principal Business:

                  Gyrus develops bipolar radio frequency technologies for the minimal access surgery markets, with a particular concentration in the arthroscopic, hysteroscopic and urology markets. Shares of Gyrus are listed on the London Stock Exchange

                  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Gyrus are set forth in Annex A hereto and are incorporated herein by reference.

         (d)      Criminal Proceedings:

                  During the last five years, neither Gyrus nor any executive officer or director of Gyrus has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      Civil Proceedings:

                  During the last five years, neither Gyrus nor any executive officer or director of Gyrus has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f)      Place of Organization:

                  United Kingdom

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On May 4, 2001, Gyrus, Gyrus Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Gyrus ("Acquisition"), and Somnus entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for Acquisition to undertake a tender offer (the "Offer") for all of the Somnus Common Stock, and subsequently for Acquisition to be merged with and into Somnus in accordance with the Delaware General

Corporation Law and the Merger Agreement (the "Merger"), as a result of which Somnus will be the surviving corporation and a wholly owned subsidiary of Gyrus. The Merger is subject to receipt of regulatory approvals, the approval of Somnus's shareholders and other closing conditions. As a result of the Merger, each outstanding share of Somnus Common Stock will be converted into the right to receive $3.11 cash, per share, without interest. Consummation of the Merger may result in the Somnus Common Stock ceasing to be outstanding or authorized to be quoted on The Nasdaq Stock Market, Inc.'s National Market System ("Nasdaq") and the termination of registration pursuant to Section 12(g)(4) of the Act.

         The Merger Agreement is attached to the Schedule TO-T filed by Gyrus on May 7, 2001 as Exhibit (d)(1) and is incorporated herein by reference.

         Except as set forth in this Item 4, Gyrus has no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

         The preceding summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) As a result of the Stockholder Agreements (discussed in
                  Item 6 below), Gyrus may be deemed to own 980,479 shares of Somnus Common Stock and options to purchase 1,803,910 shares of Somnus Common Stock. Such Somnus Common Stock constitutes approximately 13.5% of Somnus Common Stock, assuming the exercise of options to purchase 1,803,910 shares of Somnus Common Stock subject to the Stockholder Agreements. Gyrus may be deemed to have the shared power to vote the shares that are subject to the Stockholder Agreements with respect to the Merger. However, Gyrus (i) is not entitled to any rights as a shareholder of Somnus as to the shares that are subject to the Stockholder Agreements and (ii) disclaims any beneficial ownership of the shares of Somnus Common Stock which are covered by the Stockholder Agreements.

                  To the best knowledge of Gyrus, no executive officer or director or Gyrus beneficially owns any shares of Somnus Common Stock.

         (c) Except as described above, there have been no transactions in Somnus Common Stock by Gyrus, or, to the best knowledge of Gyrus, by any of Gyrus's executive officers or directors during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On May 3, 2001, Gyrus entered into thirteen Company Stockholder Agreements (the "Stockholder Agreements") with Abdi Acharya, Robert D. Campbell, Stuart D. Edwards, Kathryn A. Grenier, Mark B. Logan, Edward Luttich, Robert McCulloch, David B. Musket, Woodrow A. Myers, Jr., M.D., ProMed Partners, L.P., John G. Schulte, Brad Steadman, and Dominic D. Vogt, each solely in his, her or its capacity as a shareholder and/or optionholder of Somnus. Each of these shareholders and/or optionholders has agreed (a) to tender all shares of Somnus Common Stock beneficially owned or controlled by such shareholder and/or optionholder, and (b) to vote all shares of Somnus Common Stock beneficially owned or controlled by such shareholder and/or optionholder in favor of the Merger. In each of the Stockholder Agreements, each shareholder and/or option holder also agreed to vote (i) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; (ii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of Somnus or any subsidiary of Somnus with any party, (B) any sale, lease or transfer of any significant part of the assets of Somnus or any subsidiary of Somnus, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Somnus or any subsidiary of Somnus, (D) any material change in the capitalization of Somnus or any subsidiary of Somnus, or the corporate structure of Somnus or any subsidiary of Somnus, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and (iii) in favor of waiving any notice that may have been or may be required relating to any reorganization of Somnus or any subsidiary of Somnus, any reclassification or recapitalization of the capital stock of Somnus or any subsidiary of Somnus, or any sale of assets, change of control, or acquisition of Somnus or any subsidiary of Somnus by any other person, or any consolidation or merger of Somnus or any subsidiary of Somnus with or into any other person. The Stockholder Agreements terminate upon the earlier to occur of termination of the Merger Agreement in accordance with its terms, or the effective time of the Merger, as more fully described in the Stockholder Agreements. As of May 3, 2001, the shareholders and/or option holders of Somnus that have entered into Stockholder Agreements owned 980,479 shares of Somnus Common Stock and options to purchase 1,803,910 shares of Somnus Common Stock (representing approximately 13.5% of Somnus Common Stock, assuming the exercise of options to purchase 1,803,910 shares of Somnus Common Stock subject to the Stockholder Agreements).

         The preceding summary of the Stockholder Agreements is qualified in its entirety by reference to the full text of such agreements, a form of which is attached to the Schedule TO-T filed by Gyrus on May 7, 2001, as Exhibit (d)(2) and is incorporated herein by reference.

         Except as set forth in Items 3, 4, 5 and 6, neither Gyrus nor, to the best knowledge of Gyrus, any of its directors or executive officers has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of Somnus.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 23, 2001

                              GYRUS GROUP PLC


                              By:  /s/ Mark Goble
                                   -----------------------------------------
                                   Name: Mark Goble
                                   Title: Group Managing Director

                                                                        Annex A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                      GYRUS

1. DIRECTORS AND EXECUTIVE OFFICERS OF GYRUS. The name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Gyrus are set forth below. Unless otherwise indicated, each person's business address is that of the Gyrus. Each such director and executive officer is a citizen of the United Kingdom, except Messrs Murphy and Smith, who are citizens of the United States.


            NAME                   POSITION WITH PARENT; PRESENT OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD
                                                           DURING THE PAST FIVE YEARS.
         BRIAN STEER           Mr. Steer serves as Executive Chairman of Parent, a position that he has held since
                               April 1996.  Mr. Steer joined Gyrus as a consultant in January 1994 and was appointed to the Board of Gyrus in November 1994.  Mr. Steer previously served until 1994 as
                               President of Zimmer International, Inc., where he was employed for the previous ten years.

         MARK GOBLE            Dr. Goble serves as Group Managing Director of Gyrus and is one of its founders.  Mr.
                               Goble is a qualified surgeon whose last appointment was Senior Registrar in Urology at
                               Bristol Royal Infirmary.

         COLIN GOBLE           Mr. Goble serves as Group Technical Director of Gyrus and is one of its founders.  Prior to founding Gyrus in 1989, Mr. Goble was a Senior Lecturer in Electronic Engineering at
                               the University of Glamorgan.

         TOM MURPHY            Mr. Murphy serves as Group Finance Director of Gyrus.  Prior to his association with
                               Gyrus, Mr. Murphy served as Vice President--Finance and Administration of Everest Medical
                               Corporation from 1997 to 2000 and was employed by Everest Medical Corporation from 1994 to 2000.

         CHRIS SMITH           Mr. Smith has served as a director of Gyrus since March 2001, and also serves as the
                               President and CEO of Gyrus Medical, Inc., a subsidiary of Gyrus.  Previously, he served as President of America Health Sciences.

          JON MOORE            Mr. Moore serves as a director of Gyrus.  He is also a director of Gyrus Medical
                               Limited, a subsidiary of Gyrus, where he has been employed since 1991.

       MICHAEL GARNER          Mr. Garner serves as a Non-Executive Director of Gyrus.  Mr. Garner previously served as
                               Finance Director of TI Group PLC from 1979 to 1993.  Mr. Garner was also a founding member of the Accounting Standards Board and has been a member of The Hundred Group of
                               Finance Directors since 1978.  Mr. Garner currently serves as a Non-Executive Director of a number of other companies, including C&J Clark Ltd. and Enterprise Inns PLC.